Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company
New Gold Inc.
666 Burrard Street, Suite 3110
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change
March 31, 2010

3.	News Release
A news release with respect to the material change referred to in this report was issued on March 31, 2010 and subsequently filed on SEDAR and EDGAR.

4.	Summary of Material Change

On March 31, 2010, New Gold Inc. (“New Gold”) announced that Beadell Resources Ltd. (“Beadell”) had received bids from investors to subscribe for at least A$57 million of ordinary shares of Beadell in relation to the previously-disclosed sale of New Gold’s Brazilian subsidiary Mineração Pedra Branca do Amapari Ltda. (“MPBA”), which holds the Amapari mine and other related assets. Due to increased volatility in the gold market since the initial transaction announcement in January 2010, certain terms of the transaction have been revised and the transaction is expected to close by mid-April.

5.	Full Description of Material Change

(All figures are in US dollars unless otherwise indicated)

On March 31, 2010, New Gold Inc. (“New Gold”) announced that Beadell Resources Ltd. (“Beadell”) has received bids from investors to subscribe for at least A$57 million of ordinary shares of Beadell in relation to the previously-disclosed sale of New Gold’s Brazilian subsidiary Mineração Pedra Branca do Amapari Ltda. (“MPBA”), which holds the Amapari mine and other related assets. Due to increased volatility in the gold market since the initial transaction announcement in January 2010, certain terms of the transaction have been revised and New Gold expects to receive $37 million in cash and $16 million in Beadell shares as consideration for the sale of MPBA, versus $46 million in cash and $17 million in Beadell shares as previously disclosed. Under the revised terms, New Gold will hold approximately 19.9% of Beadell. New Gold's objective of receiving meaningful cash proceeds for the non-core Amapari asset is expected to be realized, subject to closing, and under the revised terms New Gold should have a greater share of Beadell equity and related participation in the future success of Amapari.

Beadell shareholders formally approved the equity offering and related transaction at a Shareholder Meeting held on March 12, 2010 and the transaction is expected to close by mid-April.

6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
Not applicable.

7.	Omitted Information
Not applicable.

8.	Executive Officer
For further information, contact Susan Toews, VP Legal Affairs and Corporate Secretary of New Gold Inc. at (604) 639-2003.

9.	Date of Report
April 8, 2010

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance may be deemed “forward looking”. All statements in this material change report, other than statements of historical fact, that address events or developments that New Gold expects to occur, are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “does not expect”, “plans”, “anticipates”, “does not anticipate”, “believes”, “intends”, “estimates”, “projects”, “potential”, ”scheduled”, “forecast”, “budget” and similar expressions, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause New Gold’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Brazil, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Australia, Brazil, Mexico and Chile or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction that New Gold operates, including, but not limited to, Mexico, where New Gold is involved with ongoing challenges relating to its environmental impact statement for the Cerro San Pedro Mine; the lack of certainty with respect to the Mexican and other foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges the company is or may become a party to, including  the third party claim related to the El Morro transaction with respect to New Gold's exercise of its right of first refusal on the El Morro copper-gold project in Chile and its partnership with Goldcorp Inc., which transaction and third party claim were announced by New Gold in January 2010; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risks Factors” included in New Gold’s Annual Information Form filed on March 26, 2010 and Management Information Circular  filed on April 15, 2009, both available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.